Exhibit 99.8
EXECUTION COPY
THOMSON REUTERS CORPORATION
— and —
THOMSON REUTERS PLC
— and —
COMPUTERSHARE TRUST COMPANY OF CANADA
SPECIAL VOTING SHARE AGREEMENT
April 17, 2008

          THIS AGREEMENT (the “Agreement”) is dated as of April 17, 2008
BETWEEN

THOMSON REUTERS CORPORATION, an Ontario corporation having its registered office at Suite 2706, Toronto—Dominion Bank Tower, Toronto—Dominion Centre, Toronto, Ontario M5K 1A1, Canada

(“Thomson Reuters Corporation”)

— and —

THOMSON REUTERS PLC, a company incorporated in England and Wales (Registered No 6141013) and having its registered office at First Floor, The Quadrangle, 180 Wardour Street, London, W1A 4YG, United Kingdom

(“Thomson Reuters PLC”)

— and —

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada having its registered office at 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario M5J 2Y1, Canada

(the “Trustee”)
RECITALS
A.	Thomson Reuters Corporation and Reuters Group PLC (“Reuters”) are parties to the Implementation Agreement pursuant to which Thomson Reuters Corporation has agreed to acquire Reuters by implementing the DLC Structure.

B.	The Trustee will hold the Thomson Reuters Corporation Special Voting Share (as defined below) under the terms of the TR Corporation Special Voting Share Trust Deed and will hold the Thomson Reuters PLC Special Voting Share (as defined below) under the terms of the TR PLC Special Voting Share Trust Deed.

C.	The Trustee has agreed to perform its obligations under this Agreement in connection with its holding of the Thomson Reuters Corporation Special Voting Share and the Thomson Reuters PLC Special Voting Share.

D.	Recitals A and B are made as representations and statements of fact by Thomson Reuters Corporation and Thomson Reuters PLC and not by the Trustee.
               NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows.
ARTICLE 1
DEFINITIONS AND INTERPRETATION
1.1 Definitions
(a)	In this Agreement:
(i)	“default” has the meaning attributed thereto in section 3.7(d);

(ii)	“Equalization Agreement” means the Equalization and Governance Agreement, dated as of April 17, 2008, between Thomson Reuters Corporation and Thomson Reuters PLC;

(iii)	“Equivalent Resolution” means, in relation to a resolution of Thomson Reuters Corporation, a resolution of Thomson Reuters PLC that is certified by a duly authorized officer of Thomson Reuters PLC as equivalent in nature and effect to such resolution of Thomson Reuters Corporation and, in relation to a resolution of Thomson Reuters PLC, a resolution of Thomson Reuters Corporation that is certified by a duly authorized officer of Thomson Reuters Corporation as equivalent in nature and effect to such resolution of Thomson Reuters PLC;

(iv)	“Parallel Shareholder Meeting” means, in relation to a meeting of the shareholders of Thomson Reuters Corporation or Thomson Reuters PLC (the “first-mentioned company”), any meeting of the shareholders of the other company (the “second-mentioned company”) which is:

(A)	nearest in time to, or is contemporaneous with, such meeting of the shareholders of the first-mentioned company and at which some or all of the Equivalent Resolutions are to be considered; or

(B)	designated by the board of directors of the second-mentioned company as the parallel meeting of shareholders of the second-mentioned company in respect of such meeting of shareholders of the first-mentioned company;
(v)	“Privacy Laws” has the meaning attributed thereto in section 4.3;

(vi)	“Thomson Reuters Corporation Special Voting Share” means the special voting share in Thomson Reuters Corporation, from and after the time such share has been validly issued; and

(vii)	“Thomson Reuters PLC Special Voting Share” means the special voting share of £500,000 (five hundred thousand pounds) in Thomson Reuters PLC, from and after the time such share has been validly allotted and issued.
(b)	Capitalized terms in this Agreement not otherwise defined are as defined herein in the Equalization and Governance Agreement.

(c)	Headings are for convenience only and do not affect interpretation. The rules of interpretation set out in Section 1.2 of the Equalization and Governance Agreement apply mutatis mutandis in this Agreement unless the context requires otherwise.
ARTICLE 2
OBLIGATIONS OF TRUSTEE
2.1 Attendance at Shareholders’ Meetings
(a)	In its capacity as holder of the Thomson Reuters Corporation Special Voting Share, the Trustee shall attend (through a duly authorized representative) or be represented by proxy at every meeting of shareholders of Thomson Reuters Corporation, including meetings of the holders of any class or series of shares.
(b)	In its capacity as holder of the Thomson Reuters PLC Special Voting Share, the Trustee shall attend (through a duly authorized representative) or be represented by proxy at every meeting of shareholders of Thomson Reuters PLC, including meetings of the holders of any class or series of shares.
2.2 Exercise of Voting Rights attached to the Thomson Reuters Corporation Special Voting Share
(a)	The Trustee shall exercise the voting rights attached to the Thomson Reuters Corporation Special Voting Share under the TR Corporation Articles on all resolutions to approve Joint Electorate Actions or Class Rights Actions submitted to a vote at meetings of shareholders of Thomson Reuters Corporation. For the avoidance of doubt, the Trustee shall exercise no discretion as to whether, or how, to exercise the voting rights attached to the Thomson Reuters Corporation Special Voting Share or in respect of any other material matter arising hereunder.

(b)	The Trustee shall be entitled to rely on a certificate from a duly authorized officer of Thomson Reuters Corporation that any resolution of Thomson Reuters Corporation is made in accordance with the TR Corporation Articles and By-Laws and Applicable Laws and that a resolution considered at the Parallel Shareholder Meeting is the Equivalent Resolution to such resolution (including any amendments or variations Thereto).
2.3 Exercise of Voting Rights attached to the Thomson Reuters PLC Special Voting Share
(a)	The Trustee shall exercise the voting rights attached to the Thomson Reuters PLC Special Voting Share under the TR PLC Articles on all resolutions to approve Joint Electorate Actions or Class Rights Actions submitted to a vote at meetings of shareholders of Thomson Reuters PLC. For the avoidance of doubt, the Trustee shall exercise no discretion as to whether, or how, to exercise the voting rights attached to the Thomson Reuters PLC Special Voting Share or in any respect of other material matter arising hereunder.
(b)	The Trustee shall be entitled to rely on a certificate from a duly authorized officer of Thomson Reuters PLC that any resolution of Thomson Reuters PLC is made in accordance with the TR PLC Articles and Applicable Laws and that a resolution considered at the Parallel Shareholder Meeting is the Equivalent Resolution to such resolution (including any amendments or variations thereto).
2.4 Procedural Resolutions
          The Trustee shall be entitled to rely on a determination by the individual acting as chair of a meeting of shareholders of Thomson Reuters Corporation or Thomson Reuters PLC that a particular resolution is a Procedural Resolution.
2.5 Separate Class Votes
(a)	In the event that the holder of the Thomson Reuters Corporation Special Voting Share is required by Applicable Laws to vote separately as a class on any resolution of Thomson Reuters Corporation, the Trustee shall:
(i)	cast the vote attached to the Thomson Reuters Corporation Special Voting Share in favour of that resolution if it has been approved by the holders of TR Corporation Common Shares in accordance with the TR Corporation Articles and By-Laws and Applicable Laws; and

(ii)	cast the vote attached to the Thomson Reuters Corporation Special Voting Share against that resolution if it has not been approved by the holders of TR Corporation Common Shares in accordance with the TR Corporation Articles and By-Laws and Applicable Laws.
(b)	In the event that the holder of the Thomson Reuters PLC Special Voting Share is required by Applicable Laws to vote separately as a class on any resolution of Thomson Reuters PLC, the Trustee shall:

(i)	cast the vote attached to the Thomson Reuters PLC Special Voting Share in favour of that resolution if it has been approved by the holders of TR PLC Ordinary Shares in accordance with the TR PLC Articles and Applicable Laws; and

(ii)	cast the vote attached to the Thomson Reuters PLC Special Voting Share against that resolution if it has not been approved by the holders of TR PLC Ordinary Shares in accordance with the TR PLC Articles and Applicable Laws.
ARTICLE 3
CONCERNING THE TRUSTEE
3.1 Remuneration
(a)	Thomson Reuters Corporation and Thomson Reuters PLC jointly and severally covenant that they will pay to the Trustee reasonable remuneration for the performance of its obligations under this Agreement and will pay all costs, charges and expenses properly incurred by the Trustee in connection with the performance of its obligations under this Agreement, on demand by the Trustee.

(b)	Any amount due under this section 3.1 and unpaid 30 days after request for such payment shall bear interest from the expiration of such 30 days at a rate per annum equal to the rate charged by the Trustee from time to time and as agreed to between the Trustee, Thomson Reuters Corporation and Thomson Reuters PLC, payable on demand.
3.2 Automatic Amendment
               Upon the removal or resignation of the Trustee, this Agreement will be automatically amended to delete any reference to the name of the Trustee so removed or resigned and to substitute therefor the name of the successor trustee.

3.3 Indemnification of the Trustee
          The Trustee, its directors, officers, employees or agents will at all times be indemnified and saved harmless by Thomson Reuters Corporation and Thomson Reuters PLC, jointly and severally, from and against all claims whatsoever, including, without limitation, legal fees and disbursements on a solicitor client basis and costs and expenses incurred in connection with the enforcement of this indemnity, which the Trustee may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted from or in relation to the execution of its duties as Trustee or which it sustains or incurs in or about or in relation to this Agreement. The foregoing provisions of this section 3.3 do not apply to the extent that in any circumstances there has been wilful misconduct or gross negligence by the Trustee or its directors, officers, employees or agents. Notwithstanding any other provision hereof, this indemnity will survive the removal or resignation of the Trustee and the termination of this Agreement.
3.4 Reliance upon Documents
          The Trustee may rely and act upon and shall not incur any liability to anyone in acting upon any signature, instrument, notice, resolution, request, consent, order, bond, report, opinion, certificate or other document or paper reasonably believed by it in good faith to be genuine and reasonably believed by it in good faith to be signed by the proper party or parties. The Trustee may accept in good faith a certified copy of a resolution of the board of directors or other governing body of any corporate body as conclusive evidence that such resolution has been duly adopted by such body and that the same is in full force and effect. As to any fact or matter the manner of ascertainment of which is not specifically prescribed herein, the Trustee may for all purposes hereof in taking action or omitting to take action rely on an officer’s certificate of the relevant party as to such fact or matter, and such officer’s certificate shall constitute full protection to the Trustee for any action taken or omitted to be taken by it in good faith in reliance thereon.

3.5 Reliance upon Advice
          In connection with the Trustee’s obligations hereunder, the Trustee may perform its powers and duties hereunder directly or through agents or attorneys, and may consult with and rely and act upon counsel, accountants, other professional advisors and other skilled persons selected and employed by it, and the Trustee shall not be liable for anything done, suffered or omitted in good faith by it in accordance with the written advice or opinion within the scope of the competence of any such counsel, accountants, other professional advisors or other skilled persons and not contrary to any express and unambiguous provision in this Agreement (if, as applicable, such counsel, accountants, other professional advisors or other skilled person was aware that the Trustee was receiving and relying upon advice in its capacity as the Trustee). The Trustee shall not be liable for the default, misconduct or negligence of any agent or attorney appointed and supervised by it with due care.
3.6 Provisions Regarding Liability
          Any written instrument creating an obligation of the Trustee will be conclusively deemed to have been executed by the Trustee only in its capacity as Trustee under this Agreement and:
(a)	any and all of the representations, warranties, undertakings, covenants, indemnities, agreements and other obligations made on the part of the Trustee therein are made and intended not as personal representations, warranties, undertakings, covenants, indemnities, agreements and other obligations by the Trustee or for the purpose or with the intention of binding the Trustee in its personal capacity;

(b)	no property or assets of the Trustee, whether owned beneficially by it in its personal capacity or otherwise are intended to be subject to levy, execution or other enforcement procedures with regard to any of the representations, warranties, undertakings, covenants, indemnities, agreements and other obligations of the Trustee thereunder; and

(c)	no recourse is intended to be had or taken, directly or indirectly against the Trustee in its personal capacity, or any director, officer, employee or agent of the Trustee with regard to the representations, warranties, undertakings, covenants, indemnities, agreements and other obligations of the Trustee thereunder;
provided that the foregoing limitations will not apply to the extent that there has been any wilful misconduct by or gross negligence of the Trustee.
3.7 Protection of Trustee
(a)	The Trustee shall not be responsible or liable in any manner whatever for the sufficiency, correctness, genuineness or validity of any security deposited with it.

(b)	Notwithstanding anything contained herein to the contrary, the Trustee shall not be required to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers hereunder.

(c)	The Trustee shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof.

(d)	The Trustee shall not be required to take notice of any failure by it in the exercise of its powers or the carrying out of its obligations hereunder (a “default”), unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Trustee. In the absence of any such notice, the Trustee may for all purposes of this Agreement conclusively assume that no default has been made, and no such notice shall in any way limit any discretion herein given to the Trustee to determine whether or not the Trustee shall take action with respect to such default.
3.8 Trustee Not Bound To Act
               The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to each of Thomson Reuters Corporation and Thomson Reuters PLC provided that:
(a)	the Trustee’s written notice shall describe the circumstances of such non-compliance; and

(b)	if such circumstances are rectified to the Trustee’s satisfaction within such 10 day period, then such resignation shall not be effective.
ARTICLE 4
GENERAL
4.1 Termination
(a)	This Agreement shall automatically terminate upon termination of the Equalization and Governance Agreement in accordance with its terms.

(b)	Either Thomson Reuters Corporation or Thomson Reuters PLC shall advise the Trustee of such termination no later than 30 days after such termination.
4.2 Regulatory Filings
               The parties to this Agreement shall co-operate with each other from time to time to ensure that all information necessary or desirable for the making of (or responding to any requests for further information with respect to) any notifications or filings made in respect of this Agreement, or the transactions contemplated by this Agreement, is supplied to the party dealing with such notifications and filings and that they are properly, accurately and promptly made.

4.3 Compliance with Privacy Laws
               The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, the “Privacy Laws”) applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, none of the parties shall knowingly take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. Each of Thomson Reuters Corporation and Thomson Reuters PLC shall, prior to transferring or causing to be transferred personal information to the Trustee, take commercially reasonable efforts to obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have reasonably determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Trustee agrees:
(a)	to have a designated chief privacy officer;

(b)	to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry;

(c)	to use personal information solely for the purposes of providing its services under or ancillary to this Agreement and not to use it for any other purpose except with the consent of or direction from each of Thomson Reuters Corporation and Thomson Reuters PLC or the individual involved;

(d)	not to sell or otherwise improperly disclose personal information to any third party; and

(e)	to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

4.4 No Assignment
          None of the parties may assign any of its rights or obligations under this Agreement in whole or in part without the approval of the other parties.
4.5 No Waiver
          No waiver by a party of any provisions or of any breach of any term or covenant contained in this Agreement, in one or more instances, shall be deemed to be or construed as a further or continuing waiver of any other condition or provision (whether or not similar) or of any breach of any other term or covenant contained in this Agreement.
4.6 Invalidity of Provisions
          Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. The parties shall engage in good faith negotiations to replace any provision which is declared invalid or unenforceable with a valid and enforceable provision, the economic and substantive effect of which comes as close as possible to that of the invalid or unenforceable provision which it replaces.
4.7 Amendment
          Any amendment to or termination of this Agreement shall be made in writing signed by duly authorized representatives of Thomson Reuters Corporation, Thomson Reuters PLC and the Trustee. Any amendments to this Agreement which are formal or technical in nature and which are not materially prejudicial to the interests of the shareholders of either Thomson Reuters Corporation or Thomson Reuters PLC or are necessary to correct any inconsistency or manifest error may be agreed between the parties. Any other amendment to this Agreement shall, for the avoidance of doubt, require approval by a Class Rights Action.
4.8	Enurement
          This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

4.9 Notices
          Notices, requests, instructions, approvals by the parties, or other documents to be given under this Agreement shall be in writing and shall be deemed given (i) when sent if sent by electronic media and receipt is promptly confirmed by telephone confirmation thereof; or (ii) when delivered, if delivered personally to the intended recipient or sent by overnight delivery via an international courier service, and in each case, addressed to such party or parties at such address or addresses as each party shall notify in writing to the other party at the address given at the head of this Agreement or thereafter at the relevant address for notification from time to time.
4.10 Counterparts
          This Agreement may be entered into in any number of counterparts, all of which taken together, shall constitute one and the same instrument. Any party may enter into this Agreement by signing any such counterpart.
4.11 Governing Law
          This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.
4.12 Submission to Jurisdiction
          Any suit, action or proceeding against any of the parties or any of its assets arising out of or relating to this Agreement may be brought in a competent court of the Province of Ontario, and each of the parties hereby irrevocably and unconditionally attorns and submits to the non-exclusive jurisdiction of such court over the subject matter of any such suit, action or proceeding. Each of the parties irrevocably waives and agrees not to raise any objection it might now or hereafter have to any such suit, action or proceeding in any such court including any objection that the place where such court is located is an inconvenient forum or that there is any other suit, action or proceeding in any other place relating in whole or in part to the same subject matter.
4.13 Specific Performance
          The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court in the Province of Ontario, this being in addition to any other remedy to which they are entitled at law or in equity.
4.14 Further Assurance
          Each of the parties shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and shall use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.
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          IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

THOMSON REUTERS CORPORATION

by:	/s/ Deirdre Stanley

Name: Deirdre Stanley
Title: Executive Vice President and General Counsel

THOMSON REUTERS PLC

by:	/s/ W. Geoffrey Beattie

Name: W. Geoffrey Beattie
Title: Director

COMPUTERSHARE TRUST COMPANY OF CANADA

by:	/s/ Patricia Wakelin

Name: Patricia Wakelin
Title: Professional, Corporate Trust

by:	/s/ Danny Snider

Name: Danny Snider
Title: Professional, Corporate Trust